*
This information has been redacted pursuant to a FOIA confidential treatment request.

[IHS Inc. Letterhead]

FOIA Confidential Treatment Requested by IHS Inc.

March 18, 2005

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0406
Washington D.C. 20549

Re:
IHS Inc. (the "Company")
Registration Statement on Form S-1, Amendment No. 1
File No.: 333-122565

Dear Ms. Jacobs:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated March 7, 2005 (the "Comment Letter") regarding the above-referenced registration statement (the "Registration Statement"). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        We have also enclosed three clean copies of Amendment No. 1, as well as three copies marked to show changes from the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete. We are also sending by overnight courier supplemental information that is responsive to comment No. 7 of your Comment Letter. This information is submitted only in paper pursuant to Rule 101(c)(2) of Regulation S-T. The Company requests that such supplemental information be returned to the undersigned after Staff review.

        For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff's Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC's EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission's EDGAR system as correspondence.

        Set forth below are the Staff's comments numbered 1 through 73, and responses to the comments. Page references in the Company's responses below correspond to the page numbers in the marked version of Amendment No. 1.

General

1.
We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2005.03.18.1

        The Company acknowledges the Staff's comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement. The Company also acknowledges its understanding that it will need to provide the Staff with sufficient time to process the amendment.

2.
We note that you intend to provide graphics in your inside front cover. You are welcome to provide them to us supplementally before you file your next amendment. We provided guidance on the use of graphics in our CF Current Issues Outline dated March 31, 2001.

        The Company acknowledges the Staff's comment and will submit the proposed graphics under separate cover for Staff review once they become available.

Cover Page

3.
Identify the two selling shareholders here and clarify that Urvanos Investments Limited will hold all of the Class B common stock upon the closing of this offering. Include the percentage of the voting power of the company's capital stock to be held by these controlling entities.

        The cover page of the prospectus has been revised to reflect this information.

4.
In your description of the conversion terms of the Class B common stock, clarify that Class B will automatically convert into Class A common four years from the date of the offering or earlier upon the occurrence of specified events.

        The cover page of the prospectus has been revised to reflect this information.

Summary

5.
In your introductory paragraph, please clarify that the summary provides an overview of the material aspects of your offering. See Item 503(a) of Regulation S-K.

        The prospectus has been revised to clarify that the summary provides an overview of the material aspects of the offering. See page 1 of Amendment No. 1.

6.
In the summary, alert investors to the complex ownership structure of your business, specifically, that the company is controlled by two entities—Urpasis Investments Limited and Urvanos Investments Limited, Cyprus limited liability companies—who are under common control by TBG Holdings NV, which has yet another hierarchy of control. Shareholders should be informed of this hierarchy of control as well as the relationships among IHS and TBG executive officers and directors at the outset, rather than first learning about this structure on page 13 and thereafter. Briefly describe the reorganization that occurred in November and December 2004 as noted in Note 19 to the financial statements and tell shareholders the page(s) of the prospectus where the detailed information about these arrangements is provided. Consider including a diagram of the controlling hierarchy to facilitate understanding.

        The prospectus has been revised in response to the Staff's comment. See "Ownership Structure" on page 4 of Amendment No. 1.

7.
Provide support for the statement that IHS is "one of the leading" global providers of critical technical information, decision-support tools and related services to the named industry groups. Ensure that your disclosure is balanced in making this claim. For example, if there are significant disadvantages of your tools and services relative to those of some competitors, or if other companies generate revenues or have market penetration significantly greater than yours, please expand to put your claim in context.

        The Company's belief that it is "one of the leading" global providers of critical technical information, decision-support tools, and related services in the industries that it serves is based upon a number of factors. First, although the Company faces competition in specific industries and with respect to specific offerings, it is unaware of any competitors that provide a similar range of

2005.03.18.2

critical technical information, decision-support tools, and related services to the industry groups that it serves. Taking into account the scope and nature of its offerings on a company-wide basis, the Company is not aware of any direct competitor with which it could be compared for the purposes of determining "the leading" provider.

        Second, the Company believes that its status as "one of the leading" global providers is supported at the products and services level. Although the Company faces an ongoing challenge of quantifying its market position with respect to various competitors because of the fragmented nature of the markets it serves and its multiple targeted industries, the Company has sought market data from an independent market research firm. In December 2004, the Company commissioned Outsell, Inc. to evaluate the market position of its Specs + Standards offerings. This report has been sent to the Staff under separate cover for review. The Staff has also been provided with a November 2004 market study conducted by the Company's Energy segment under separate cover. The Company believes that these reports provide support for its belief that it is "one of" the leaders in the markets that it serves.

        The Company also believes that the discussion above supports its view that its information, tools, and services offerings do not have significant disadvantages as compared to similar offerings of its competitiors. In addition, the Company believes that no competitor dominates any market for the Company's primary offerings, either on a revenue basis or on a market penetration basis.

        Based on this information, the Company believes it is appropriate to use the phrase "one of the leading" in the prospectus.

8.
Supplementally confirm that the categories of customers you identify here and throughout the prospectus relate to current customers. For example, do your current customers presently constitute a majority of the Fortune 500 companies? Supplementally identify your government customers and the countries in which your current customers are located. Additionally, supplementally identify some of the "major global oil companies" and "largest engineering-intensive companies" that utilize your offerings. Finally, identify in the prospectus your customer described on page 1 as "one of the world's largest aerospace companies."

        The Company hereby confirms that all of the categories of customers identified in the prospectus refer to current customers. With respect to the specific examples cited in the Staff's comment, the Company notes the following:

  •
  the prospectus has been revised to reflect the fact that current customers presently constitute approximately one-quarter of the companies currently comprising the Fortune 500 ranking (as published by Fortune Magazine), based on the most recently available information. See pages 1, 41, and 51 of Amendment No. 1.

  •
  the Company has provided the Staff with a list of the Company's government customers (see Exhibit A) and a list of the countries in which its current customers are located (see Exhibit B).

  •
  the Company has provided the Staff with a list of some of the "major global oil companies" and some of the "largest engineering-intensive companies" included among the Company's current customers (see Exhibit C).

  •
  with respect to the customer identified in the prospectus as "one of the world's largest aerospace companies," the Company has agreed with the customer not to publicly disclose its identity. However, the Company supplementally advises the Staff that it is referring to *.

9.
Briefly define "deferred stock unit."

        The prospectus has been revised in response to the Staff's comment. See page 6 of Amendment No. 1.

2005.03.18.3

Summary Consolidated Financial Data, Page 6

Non-GAAP Measures—EBITDA

10.
We note your use of non-GAAP measures in your Summary Consolidated Financial Data on pages 6, 7 and 8. Based on your presentation it does not appear that you have fully complied with the requirements of Item 10(e) of Regulation S-K, and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please note the following and advise and revise your disclosures containing non-GAAP information as necessary:

  •
  Since you have reconciled your non-GAAP measures to net income, it appears that you have presented these measures as performance measures. Because your non-GAAP measures exclude recurring charges, supplementally demonstrate the usefulness of this measure that excludes recurring items, especially since it is used to evaluate performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

  •
  If you are able to overcome the burden of demonstrating its usefulness, revise to include all of the disclosures identified in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as follows:

  •
  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

  •
  the economic substance behind management's decision to use such a measure;

  •
  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

  •
  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

  •
  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

        EBITDA and adjusted EBITDA are used by the Company to measure its operating performance. The Company believes that these measures are useful to investors and that they are frequently used by securities analysts, lenders and other interested parties to evaluate the Company's peer companies.

        The Company notes that Question 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" states that "there is no per se prohibition against removing a recurring item." Although a number of the reconciling items in the Company's non-GAAP measures are recurring in nature, all of the items are either (i) non-cash items (e.g., impairment of investment in affiliate) or (ii) items that the Company does not consider to be relevant to assessing its operating performance (e.g., recovery of investment and gain on sale of assets, net). In the case of the non-cash items, the Company believes that investors can better assess its operating performance if the measures are presented without such items. In the case of the other items, the Company believes that investors can better assess its ongoing operating performance if the measures are presented without these items because their financial impact has no continuing relevance to the Company's on-going business.

        The Company notes that the EBITDA measure it uses solely adjusts for GAAP amounts of interest, taxes, depreciation and amortization. Each of these amounts agrees directly to the Company's statement of operations for the periods presented. The Company also notes that the non-GAAP measures provide a more conservative view of the Company's performance. In particular, the Company's adjusted EBITDA for two of the three years presented is lower than its EBITDA for

2005.03.18.4

such years. In addition, the growth rate in net income computed under GAAP and in EBITDA is greater than the growth rate in adjusted EBITDA.

        The disclosure on page 9 of the prospectus has been revised in response to the Staff's comment.

Summary and Selected Financial Data, Pages 6 and 20

11.
We noted that between 2000 and 2002 you disposed of several non-core businesses and you provided a footnote to the Selected Historical Consolidated Financial Data that discloses the results of operations of the disposed segments. Revise to explain why you have not presented these operations as discontinued operations following the guidance in APB 30.

        The prospectus has been revised to reflect the Staff's comment. See page 23 of Amendment No. 1.

        The Company also notes that the 2000 through 2002 divestitures can be separated into the following three categories: IHS non-core critical information businesses, manufacturing businesses partially sold, and manufacturing businesses sold in their entirety.

        Sale of Non-Core Critical Information Businesses

        The Company sold a number of lines of critical information businesses that were outside of its target markets from 2000 through 2002. Since the Company is continuing in the critical information business going forward, these lines would not qualify for discontinued operations classification. APB 30 Interpretation No. 1 states that a disposition does not qualify as a disposal of a segment of a business if the seller retains operations in the same line of business it disposed.

        Partial Sales of Manufacturing Businesses to a Related Party

        The sales of TriPoint in January 2000 and Extruded in November 2001 were both to an affiliate of the Company's parent company, TBG. In both transactions, the Company sold its common stock interests, but retained an 80% preferred stock interest in TriPoint valued at $67 million and a 100% preferred stock interest in Extruded valued at $12 million. The concept of continuing involvement is not discussed in APB 30. However, under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, it is unlikely that these divestitures would qualify for discontinued operations accounting because we still had continuing involvement.

        Complete Sale of Manufacturing Business

        Based on a further review of the sale of Pyramid in 2001 to a third party, the Company has determined that this sale should have been reported as a discontinued operation. The prospectus has been revised accordingly. See page 23 of Amendment No. 1. In 2002, a note receivable received from the purchaser as part of the consideration received was renegotiated, and we recorded a $2.0 million impairment upon full settlement. This impairment has been included within continuing operations in accordance with Staff Accounting Bulletin 93, Accounting and Disclosure Regarding Discontinued Operations.

Risk Factors

  We depend on content obtained through agreements with third parties, Page 9

12.
Please address more fully the risks associated with licensing intellectual property from third parties, including SDOs. Do you believe you have alternative sources regarding the 25 licenses on which you substantially depend? The discussion in the business section should also be expanded to address more fully the company's reliance on and the risks associated with third-party licenses.

2005.03.18.5

        To more fully address the risks associated with licensing intellectual property from third parties, including SDOs, the Company has revised the relevant risk factor (see page 11 of Amendment No. 1). Specifically, the Company has provided additional disclosure regarding its belief that the intellectual property licensed from third parties, and in particular from its 25 most important SDO licensors, cannot be obtained from alternate sources on favorable terms, if at all. In addition, the Company has expanded the discussion in the business section to better address this risk. See page 47 of Amendment No. 1.

  We rely on a network of independent contractors and dealers, Page 10

13.
Revise the risk factor discussion to clarify the extent to which you are dependent on independent contractors. Consider adding disclosure in Business on this issue.

        The prospectus has been revised to reflect the Staff's comment. See page 13 of Amendment No. 1.

  We have experienced recent changes in our senior management, Page 11

14.
We note your discussion of recent changes in management. To what extent are these changes in senior management indicative of material changes within the company?

        The Company does not believe that the recent changes in its senior management are indicative of material changes within the Company. The Company's former President and Chief Executive Officer resigned in 2004 for personal reasons. To fill this vacancy, the Company promoted Charles A. Picasso from his role as President and Chief Operating Officer of its Engineering segment. This allowed the Company to hire an additional industry veteran as its new President and Chief Operating Officer of the Engineering segment, Jeffrey Tarr. The other recent management changes relate to the Company's preparation for becoming a public company.

  We are controlled by an entity whose interests may differ from your interests, Page 13

15.
Revise the subheading to state explicitly that five of the IHS Board Members, including the Chairman of the board, are on the board of directors of TBG or are members of a TBG advisory committee. In the text, please discuss any procedural or other safeguards to protect the interests of the non-affiliated shareholders. Further, please discuss any material risks associated with your company being controlled by two Cyprus limited liability companies, which in turn are owned by a Netherland-Antilles company and a Bermuda trust.

        The subheading has been revised to state explicitly that the chairman of our board serves on the board of TBG and that one of our directors is also an executive officer of TBG. Reference to the advisory committee in the subheading has not been made because the individuals named in the prospectus as having served on such committee will have resigned from such duties prior to the IPO. This fact has been disclosed in Amendment No. 1.

        The Company believes that non-affiliated stockholders may be protected to a limited extent by the fiduciary duties our directors owe to all stockholders, the independence of some of our directors from management and the increased disclosure requirements and scrutiny we will be subject to as a public company. However, the Company does not believe that it is appropriate to include this mitigating language in the "Risk Factors" section. In addition, in light of the ultimate control that the Class B stockholder will have over the Company and its affairs (which the Company believes is clearly disclosed in the prospectus) and the limited nature of the protections described above, the Company believes that such disclosures would create an undue expectation of "protection" and therefore does not believe it is appropriate to include such disclosure elsewhere in the prospectus.

2005.03.18.6

        The Company does not believe that it is subject to any material risks associated with respect to the selling stockholders or their jurisdictions of incorporation that have not already been disclosed in the prospectus. See page 15 of Amendment No. 1.

Use of Proceeds, Page 17

16.
You state here, in the summary and throughout the prospectus that you plan to pursue acquisitions including selectively acquiring databases and information services organizations, complementary technologies and businesses, as a means to grow your company. Please state here and in the summary whether you have any current plans, proposals or arrangements to acquire additional businesses.

The prospectus has been revised in response to the Staff's comment. See page 19 of Amendment No. 1. The Company also supplementally advises the Staff that while it anticipates pursuing possible acquisitions as part of its growth strategy, it has no current agreements or commitments pending with respect to material acquisitions.

17.
You state that you intend to use the proceeds for general corporate purposes, including potential acquisitions. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. For example, you state in the risk factors and elsewhere in the prospectus that you intend to expand into new geographic markets and enhance your services business and you have identified several areas targeted for growth, including new tools and services development and expanded sales and marketing efforts.

If you have made preliminary decisions about your future growth potential and appropriate resource allocation, state the approximate amount to be used for each purpose and revise management's discussion to provide a brief outline of these plans, including the likely priority of, and contingencies affecting, such plans.

Please see the response to comment 16 above. In addition, the Company supplementally advises the Staff that while it plans to pursue a growth strategy as outlined in the prospectus, it has not yet made definitive plans or allocated resources beyond what has already been disclosed in the prospectus.

Dividends, Page 17

18.
Clarify that the $6.1 million dividend to a subsidiary of TBG related to a preferred stock investment in Extruded Metals, Inc.

        The prospectus has been revised in response to the Staff's comment. See page 19 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Executive Summary, Page 22

Subscription-Based Business Model, page 22

19.
Tell us supplementally and revise to explain the reasons why sales of your non-deferred subscriptions occur most frequently in the fourth quarter.

        The Company's sales of non-deferred subscriptions occur most frequently in the fourth quarter due to a large volume of offerings that were introduced during the fourth quarter in prior years and are renewed on an annual basis. In addition, the sales cycle for a number of the Company's non-deferred subscription products, particularly those that are sold to our governmental and academic customers, is intentionally aligned with customers' budgeting and funding cycles, which often results in increased sales in the fourth quarter. The prospectus has been revised to reflect this information. See page 24 of Amendment No. 1.

2005.03.18.7

Operating Expenses and Other Items

20.
On the bottom of page 24, you indicate that the restricted stock you issued will vest over a three-year period for which you will record the cost ratably over the vesting period. Help us understand why a significant portion of the charge will be recorded in 2005, if the options vest ratably. Is there an alternative vesting schedule that you believe is probable of occurring? Please advise and revise as necessary. Address similar disclosure that is set forth in the last sentence in Note 12 to your audited financial statements.

        The Company will record the cost ratably over the vesting period. The sentence showing the expected cost to be recognized over each of the next three years has been deleted from the prospectus.

        The Prospectus has been revised to reflect the Staff's comment. See pages 27 and F-22 of Amendment No. 1.

Revenue Recognition, Page 25

21.
We note that you have repeated your revenue recognition policy descriptions within the Critical Accounting Policies in MD&A. Your discussion in this section is meant to supplement not duplicate, the description of accounting policies in the footnotes. Within this section you should:

  •
  Identify the types of assumptions that underlie the most significant and subjective estimates;

  •
  Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and

  •
  Describe circumstances that have resulted in revised assumptions in the past.

  •
  Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040 and FR-60.

        The prospectus has been revised to reflect the Staff's comment. See pages 28, F-7 and F-8 of Amendment No. 1.

22.
Consider including in your executive summary a discussion of revenues by segment as well as an overview of the driving forces within each segment that management believes have had an effect on the results in operations.

        The Prospectus has been revised to reflect the Staff's comment. See page 26 of Amendment No. 1.

Results in Operations

Year ended November 30, 2004 Compared to the Year Ended in November 30, 2003

23.
You state that your revenues increased by 14% overall, with revenues in the Energy segment increasing by nearly double that in the Engineering segment and that the driving force has been increased sales of critical information and decision-support tools in both segments as well as an increase in prices. Please revise to describe the contributing factors relating to the significant increases in sales. Also revise to quantify the effect of price changes on your revenues during this and other periods.

        The prospectus has been revised to reflect the Staff's comment. See page 32 of Amendment No. 1. However, the Company is not able to quantify the effect of price changes on its revenue during this and other periods because its systems are not designed to capture this data.

2005.03.18.8

Net Gain on Sale of Assets, Page 30

24.
Tell us supplementally and revise to provide disclosure about the settlement of a revenue-based earn-out arrangement you recorded in 2003 and 2004.

        The prospectus has been revised to reflect the Staff's comment. See page 33 of Amendment No. 1.

        The Company also supplementally advises the Staff that, on October 1, 2002, it sold one of its non-core critical information businesses to a third party. In consideration, the purchaser agreed to pay the Company a royalty equal to twenty percent of the revenue received by the purchaser from the acquired databases for the four-year period from October 1, 2002 through September 30, 2006. The agreement included a minimum annual royalty obligation to the Company of $*, with minimum quarterly payments of $*. At the time of the sale, the Company recorded a $1.0 million receivable from the purchaser based on management's estimate of the future proceeds and a corresponding reserve for the same amount given the uncertainty regarding collection. The Company did not believe that the purchaser had any other businesses that generated cash. Thus, the purchaser's ability to compensate the Company was based in large part on its ability to run the acquired critical information business profitably. During fiscal years 2003 and 2004, a gain on the sale was recorded as the quarterly payments were received.

        On November 19, 2004, a settlement was reached with the purchaser for $0.6 million, which released it from its future royalty obligations under the original agreement. The settlement was also recorded as a gain on sale.

Year ended November 30, 2003 Compared to the Year Ended November 30, 2002

25.
You discuss cost reduction initiatives, including headcount reductions, undertaken in 2003 that contributed to the decrease in cost of revenue. What factors led to the cost reduction initiatives? Do you anticipate that these factors will impact your margins in future periods?

        During 2003, the Company undertook certain initiatives to streamline its operations in order to reduce costs, preserve margins and pay off outstanding debt. Since this was a discrete cost reduction initiative, the Company does not expect any impact on its future margins from this initiative.

Liquidity

26.
Briefly outline the material covenants under your $125 million revolving credit agreement.

        The prospectus has been revised to reflect the Staff's comment. See page 38 of Amendment No. 1.

Business, Page 37

27.
Please expand the business section to include a background discussion of the November 2004 reorganization and recapitalization and describe their business purpose.

        The Business section has been expanded as requested to include a background discussion of the November 2004 reorganization and recapitalization. See page 41 and 42 of Amendment No. 1. In addition, we have clarified that the reorganization was undertaken by our indirect parent, TBG, and not by the Company.

28.
Please identify your subsidiaries for each of the business segments.

        The Company has identified the subsidiaries for each of its business segments and has filed this information as Exhibit 21 to the Registration Statement. See Exhibit 21 to Amendment No. 1.

29.
State whether the patents you have applied for are U.S. or foreign applications. See page 49.

2005.03.18.9

        The disclosure on page 53 of the prospectus has been revised to state that, at present, the Company is only seeking patents in the United States.

30.
You claim on page 39 that your tools and services can reduce the operating costs and increase the productivity of your customers. Please provide a basis for these assertions.

        The Company acknowledges the Staff's comment and wishes to clarify that by integrating its offerings, the Company helps its customers analyze their operations and make better use of critical information, which the Company believes enhances the ability of the customers to effectively evaluate investment opportunities, reduce operating costs, and increase productivity. The prospectus has been revised to reflect this clarification. See page 43 of Amendment No. 1.

31.
We note that you intend to expand your geographic coverage to include emerging markets, such as China, Russia and India. To the extent that delivering your tools and services in these environments pose operating, regulatory or other complexities peculiar to emerging markets, please include an appropriate discussion. Further, we note your statement in risk factors that one of the risks associated with your international operations is political instability. Please advise.

        The Company acknowledges the Staff's comment and wishes to clarify that, while it intends to expand its geographic coverage to include certain emerging markets, these plans are still in their preliminary stages and no significant investments of time or money have been made in such plans to date. As a result, the Company has not yet completed a detailed assessment of the political, regulatory, or other risks that may be present. The prospectus has been revised to clarify this point. See page 12 of Amendment No. 1. The Company also advises the Staff that the reference to political instability is not based on knowledge of any specific threat but instead is due to the fact that the Company has operations in many non-U.S. jurisdictions, some of which may be subject to greater political unrest than is found in the United States.

32.
Regarding your offerings for each of the energy and engineering segments, please clarify how your offerings are delivered. For example, you state on page 40 that you provide comprehensive critical information relating to that segment through online and "other electronic subscriptions." How does the subscription service operate and what do the other electronic subscriptions entail? Similarly, your discussion of decision-support tools references a range of applications from easy to use "browse and search" applications to sophisticated project tools. The disclosure does not provide a comprehensive understanding of the methods of distributing your tools and services. Consider including a comprehensive table or chart identifying by segment all of the various tools, applications, subscriptions, products and services you offer.

        The prospectus has been revised to reflect the Staff's comment. See pages 44, 45, 47, 48, and 49 of Amendment No. 1.

33.
Intellectual Property: State the number and duration of all trademarks.

        The Company currently maintains 86 registered trademarks worldwide. The Company has sought registration with the United States Patent and Trademark Office for 66 marks in the United States, applications for three of which are currently pending. Once effective, such registrations last for a period of ten years. Among the 63 marks currently registered in the United States, the renewal dates range from May 2005 to September 2014. In addition to registrations in the United States, the Company has sought what it believes to be appropriate protections under the laws of the relevant jurisdictions where the Company does business. The duration of the trademark registrations obtained by the Company outside the United States vary by jurisdiction. Currently, the renewal dates range from June 2005 through December 2014.

        This discussion has been summarized on page 53 of Amendment No. 1.

2005.03.18.10

Compensation Committee Interlocks and Insider Participation, Page 54

34.
It appears that Mr. Stead, an executive officer of IHS, served on the board of TBG while Mr. v. Staudt served and continues to serve as Executive Vice President for TBG and on the board of IHS. See Item 402 (j)(3)(ii). Please advise or revise.

        The Company does not believe that Item 402(j)(3)(ii) applies to the facts presented. Item 402(j)(3)(ii) requires disclosure where, during the last fiscal year, an executive officer of the Company (Mr. Stead) served as a director of another entity (TBG), if another of that entity's executive officers served on the compensation committee of the Company. Although Mr. Stead serves on the board of TBG and Mr. v. Staudt serves as an Executive Vice President of TBG, Mr. v. Staudt has not served and is not serving on the Company's human resources committee (which performs equivalent functions to a compensation committee). In addition, Mr. v. Staudt was not one of our directors during the last fiscal year.

        However, the disclosure required by Item 402(j)(1) has been added to the prospectus. See page 58 of Amendment No. 1.

35.
Briefly explain the performance objectives for fiscal year 2004 for the purposes of determining Mr. Picasso's bonus.

        The prospectus has been revised to reflect the Staff's comment. See page 65 of Amendment No. 1.

36.
Please disclose why you have elected to rely on date of grant rather than the mid-point of the initial public offering price in computing the "potential realizable value" columns of the option grant table at page 57. If you do not use the mid-point of the offering price range to compute these columns, identify who computed the fair market values and provide a reasonably detailed explanation of the methodologies used to support the conclusions about the fair market values that were used. If you use the mid-point of the offering price range, you need not provide the details on the valuation techniques. See Corporation Finance Telephone Interp. J.17. and Section IV.C of SEC Release 33-7009. Further, the disclosure concerning the "value of unexercised in-the-money options" columns of the second table on page 58 should also either provide the details about the fair market value, or you should compute the columns using the mid-point of the offering price range.

        The prospectus has been revised to reflect the Staff's comment. See pages 62 and 63 of Amendment No. 1.

Certain Relationships and Related Transactions, Page 81

37.
The disclosure in this section should highlight the relationships between management and the selling shareholders. The detailed discussion of the ownership hierarchy in the third through sixth paragraphs beginning on page 81, which repeats verbatim the disclosure in the third risk factor on page 13, does not enhance the disclosure. To the extent that the controlling hierarchy of the company is described clearly and completely in the forepart of the prospectus, repetition of the hierarchical relationships should be avoided. Please limit the disclosure here to describing the nature and extent of the relationships among the directors and executive officers and the selling stockholders.

        The prospectus has been revised to reflect the Staff's comment. See page 86 and 87 of Amendment No. 1. The Company notes that certain risk factor type disclosure, such as highlighting where the interests of the parties may diverge, has been deleted. However, the Company believes that it is helpful to investors to have a more complete discussion of this relationship in the "Certain Relationships and Related Transactions" section.

2005.03.18.11

Description of Capital Stock, Page 84

38.
Please advise why you have not briefly addressed your Class C common stock.

        The Class C common stock will be eliminated from the Company's authorized capital structure when the Company files its Amended and Restated Certificate of Incorporation with the State of Delaware at the time of the offering.

        The prospectus has been revised accordingly. See pages 5, 20, and 42 of Amendment No. 1.

39.
State whether you currently satisfy the requirements for being listed on the New York Stock Exchange.

        The Company is in the process of undertaking the activities required to satisfy the New York Stock Exchange listing requirements and expects that it will satisfy all such applicable requirements within the mandated time frames.

Shares Eligible For Future Sale, Page 93

40.
Disclose whether the managing underwriters have any intent to shorten or waive lockups.

        Goldman, Sachs & Co. and Citigroup Global Markets Inc. have advised the Company that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. and Citigroup Global Markets Inc.

        Goldman, Sachs & Co. and Citigroup Global Markets Inc. have further advised the Company that there are no specific criteria for the waiver of lock-up restrictions, and that they cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that Goldman, Sachs & Co. and Citigroup Global Markets Inc. may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company's Class A common stock, historical trading volumes of the Company's Class A common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

Underwriting, Page 98

41.
Please supplementally confirm that you do not intend to have a directed share program or electronic distribution.

        Directed share program.    In response to the Staff's comment, the Company is currently considering whether it will sell shares in the offering through a directed share program to a limited number of non-employee directors. The Company will promptly supplement this response as soon as it makes a determination with respect to this matter.

        Electronic distributions.    The Company has been informed by each of Goldman, Sachs & Co. and Citigroup Global Markets Inc. ("Citigroup") that it or its affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. Morgan Stanley & Co. Incorporated, UBS Securities LLC, KeyBanc Capital Markets, A Division of McDonald Investments Inc., and Piper Jaffray & Co. have informed the Company that neither they nor their affiliates intend to engage in any electronic offer, sale or distribution of the shares. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those

2005.03.18.12

members and either provide a description of their procedures or confirm that their procedures have previously been reviewed by the Staff.

        In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives have indicated to the Company that they will include the following language in a communication to potential syndicate members:

          "Online distribution of shares of Class A common stock of IHS Inc. may only be made pursuant to procedures for such distributions previously reviewed by the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed by the Securities and Exchange Commission."

        Consistent with this procedure, the following language has been added to the "Underwriting" section of the prospectus. See page 105 of Amendment No. 1:

          "A prospectus in electronic format may be made available by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to the underwriters that may make Internet distributions on the same basis as other allocations."

        In addition, Citigroup informed the Company that it intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

        Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

        Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and, Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not substantively changed.

        In addition, UBS Securities LLC has informed the Company that as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. UBS Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS Securities LLC through its DealKey (SM) System (described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in

2005.03.18.13

Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

        UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC's website. UBS Securities LLC will accept indications of interest from those certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The DealKey (SM) section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request. UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are "qualified institutional buyers" under Rule 144A. DealKey (SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We have been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Commission has reviewed UBS Securities LLC's electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Schillinger.

        UBS Securities LLC has informed the Company that, in addition to distributing prospectuses electronically through DealKey (SM), it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

Where You Can Find Additional Information, Page 101

42.
Please note that we no longer maintain public reference rooms outside of Washington, D.C.

        The Company acknowledges the Staff's comment but does not believe any revisions are necessary because the prospectus refers only to the Commission's public reference room that is located within Washington, D.C. See page 106 of Amendment No. 1.

Balance Sheet, Page F-3

43.
We noted a large increase in your accrued expenses between 2003 and 2004. Supplementally provide us an analysis of the accrued expense balance for 2003 and 2004. Indicate what the $37.6 million increase in accrued expenses relates to. In addition, we remind you that Regulation S-X, Article 5 indicates that any item in excess of 5% of total current liabilities should be stated separately or disclosed in a note to the financial statements.

        Based on the Company's review of its current liability categories, there were two categories that had balances greater than 5% of total current liabilities as of November 30, 2004 that require separate presentation in the balance sheet, Accrued Royalties and Accrued Compensation. The balance sheet has been revised to break out these amounts. The variances noted for the separate categories are as follows:

Category	11/30/03	11/30/04	Increase $	Increase %
Accrued Royalties	$12,981	$26,307	$13,326	103%
Accrued Compensation	13,448	28,869	15,421	115%
Other Accrued Expenses	19,341	28,262	8,921	46%

Total	$45,770	$83,438	$37,668	82%

        The increase in accrued royalties was primarily the result of the following:

  •
  Increase in Accrued Royalty payables of $5.1 million as a result of increased sales

2005.03.18.14

  •
  An increase in unearned royalty rebates of $8.2 million. These rebates will be amortized against cost of revenue as the underlying contractual obligations are met.

        The increase in accrued compensation was primarily the result of the following:

  •
  Offer to Exchange Options—As noted in Note 12, "Offer to Exchange Options and Shares," the Company offered to exchange all outstanding stock options to purchase shares of its Class A common stock for which participating employees received a cash payment. At the time the offer was extended in November 2004, an accrual related to the estimated cash settlement was recorded which aggregated $9.9 million.

  •
  Accrued bonuses increased by $4.7 million due to improved performance and a higher number of employees within the eligible bonus pool.

  •
  Accrued payroll increased by $2.2 million as the prior year did not require any accrual based on the cut-off of the period end.

        The increase in other accrued expenses was primarily the result of the following:

  •
  The CERA, IPL and USA Infosystems acquisitions resulted in incremental accrued expenses that aggregated $6.8 million as of November 30, 2004.

44.
We noted an approximate increase of 40% in deferred subscription revenues between 2003 and 2004. Supplementally explain the reasons for the increase in deferred subscription revenues, whether there has been a change in your business, and identify any known trends indicated by this increase in MD&A.

        Deferred subscription revenue was $140.1 million as of November 30, 2004 compared to $98.4 million as of November 30, 2003, representing an increase of $41.8 million or 42%. The increase resulted from the following:

  •
  Upon the dissolution of the joint venture with BSI in January 2004, certain products reverted back to the Company. Since the date of the dissolution, we have accounted for sales of these products under a subscription model and the associated deferred subscription revenue was $16.6 million as of November 30, 2004.

  •
  Acquisitions occurring during 2004 resulted in incremental deferred revenue that aggregated approximately $14.0 million as of November 30, 2004.

  •
  The remaining increase was the result of the general increase in the business through new customer contracts and expanded product offerings.

Income Statement, page F-4

45.
We note that you have presented compensation expense related to equity awards on the face of your statements of operations. Revise the face of your statements to clearly indicate the respective line items effected. While we note the respective disclosures on page F-22, we believe the information should be set forth on the face of the statement to provide transparency for investors. Please revise.

        The prospectus has been revised to reflect the Staff's comment. See page F-4 of Amendment No. 1.

46.
Revise your statements of operations to separately present revenue from products and revenue from services, and the respective costs, following Rule 5-03(b) of Regulation S-X. In this regard, we note your service revenues exceed 10% of your revenues during 2004.

        The prospectus has been revised to reflect the Staff's comment. See page F-4 of Amendment No. 1.

2005.03.18.15

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-7

Sales of Critical Information and Decision-Support Tools

47.
Tell us more about the nature and amounts of the deferred incremental costs that directly relate to your subscriptions. For each incremental direct cost, quantify the amounts deferred and explain how your accounting complies with SAB 104 (SAB Topic 13.A.3.f, Question 3 and FTB 90-1 or Statement 91. Also, revise MD&A to explain the increase in deferred costs during 2004.

        The prospectus has been revised to reflect the Staff's comment. See page 32 of Amendment No. 1.

        In addition, we supplementally advise the Staff that deferred subscription costs consist primarily of prepaid royalties. Royalties are paid to SDOs for content that is included within some of our critical information offerings. These royalties are paid to SDOs upon the execution of subscription contracts with our customers. Other less material amounts included in deferred subscription costs include prepaid commissions and prepaid discounts to dealers, which are also paid upon the execution of the subscription contracts. In order to match costs and revenue offsets with the associated revenue in the appropriate accounting period, these amounts are recorded as assets and are amortized ratably over the term of the subscription contract. Prepaid royalties are amortized to cost of goods sold, prepaid commissions are amortized to sales expense, and prepaid discounts are amortized against the corresponding revenue, respectively. Deferred subscription costs as of the respective period ends were comprised of the following:

	11/30/2003		11/30/2004
	Dollars	Percentage	Dollars	Percentage
Prepaid Royalties	12,996	85%	23,047	90%
Prepaid Commissions	1,291	9%	1,374	5%
Prepaid Discounts	922	6%	1,306	5%

Total	15,209	100%	25,727	100%

        Since the deferred subscription costs are directly related to the acquisition of the contract with our customer and would not have been incurred otherwise, these costs have been deferred and charged as expenses in proportion to the revenue recognized in accordance with paragraph 4 for FTB 90-1.

48.
We note many of your energy offerings are priced based on a customer's oil and gas production. Help us understand how you recognize revenues for these types of arrangements and how you have determined the arrangement is fixed or determinable.

        Revenue from certain U.S.-based energy offerings, which are priced based on a customer's historic oil and gas production, is recognized ratably over the term of the contract, which is typically 12 months. Pricing for these contracts is determined based on the historic oil and gas production levels of the customer and is fixed at the beginning of the contract term. This information is derived from public records for U.S. public companies and is derived from state records, production tickets, and other compiled information for U.S. non-public companies. When a customer desires to renew the contract upon its expiration date, their oil and gas production levels are reviewed and any increases or decreases are reflected in the subsequent year's contract.

49.
We noted that you rely on a network of dealers to sell your offerings in locations where you do not maintain a sales office or sales teams. Supplementally tell us and disclose how you account for sales made through dealers. Address whether you offer your dealers and/or end users any price protection or rights of return. Refer to SFAS 48.

2005.03.18.16

        The prospectus has been revised to reflect the Staff's comment. See page F-8 of Amendment No. 1.

        In addition, the Company supplementally advises the Staff that revenue for products sold through dealers is recognized as follows:

  •
  for subscription based services, revenue is recognized ratably as delivered to the end user over the subscription period; and

  •
  for non-subscription based products, revenue is recognized upon delivery to the dealer.

        Once a product has been ordered and delivered and an annual subscription period commences, there are no rights of return or rights to pro-rated credits for early cancellation of services provided in the dealer agreement or within agreements with end user customers. Under the terms of the dealer agreement, dealers are protected from any subscription-rate changes on any new orders placed by customers or potential customers who received a quotation prior to the dealer's receipt of the notice of such change. As the impact of price protection is on prospective orders to be processed, there is no impact on previously recorded revenue, thus no estimated reserves are required.

Multiple-Element Arrangements

50.
We note that you have multiple element arrangements. Supplementally tell us and disclose how you determine VSOE for each of your elements in your arrangements. In this regard, note that your fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Refer to paragraph 10 of SOP 97-2. In addition, tell us and disclose how you recognize revenues on your multiple element arrangements when VSOE for all elements does not exist.

        The prospectus has been revised to reflect the Staff's comment. See page F-8 of Amendment No. 1.

        In addition, the Company supplementally advises the Staff that its critical information, decision-support tools and service offerings are sold primarily on a stand-alone basis, but also as part of multiple-element contracts. The Company's offerings are generally separately priced in a standard-price book. For services that are not in a standard-price book, as the price varies based on the nature of the work and the size of the customer, the price is derived based on the estimated underlying effort for executing the associated deliverable in the contract. The sale of offerings on a stand-alone basis at standard-list prices and the estimated underlying effort at standard billing rates provide the Company with vendor-specific objective evidence for allocating revenue to multiple-element arrangements. If bundled pricing is provided to customers which is less than the aggregate price of the offerings on a stand-alone basis as valued in the standard-price book, the resulting discount is allocated to the elements based on their relative fair values. For non-subscription offerings within a multiple-element arrangement, the revenue is generally recognized for each element in the period in which delivery of the product to the customer or completion of services occurs or ratably over the term of the maintenance period. In some instances, customer acceptance is required for services rendered. For those transactions, revenue is recognized in the period that customer acceptance is obtained. For subscription offerings within a multiple-element arrangement, revenue is recognized ratably over the subscription period. In instances where a multiple-element arrangement includes offerings for which vendor-specific objective evidence is not available, revenue is recognized after all performance obligations are completed.

51.
You indicate that where VSOE exists, elements are unbundled and the revenue for each element is recognized "as appropriate." Use of the term "as appropriate" does not clearly indicate how you recognize revenue for the respective elements. in this regard, revise your policy to identify each element and specifically disclose how you recognize revenue for each identified element.

2005.03.18.17

        Please refer to the discussion in the response to comment #50 above.

        The prospectus has been revised to reflect the Staff's comment. See page F-8 of Amendment No. 1.

Services

52.
Clarify whether your services are provided as part of your multiple element arrangements or whether you provide stand-alone services to your customers. If your services are part of a multiple element arrangement, clarify if you have concluded that the rate specified in the contract represents VSOE of fair value and the basis for that conclusion.

        Please refer to the discussion in the response to comment #50 above.

        The Registration Statement has been revised to reflect the Staff's comment. See page F-8 of Amendment No. 1.

53.
For your fixed price contracts, clarify how you determine the amount of revenue to recognize "upon completion of each specified performance obligation." For your typical fixed price service arrangement, identify the number of specified performance obligations in each arrangement and how you determine the amount of revenue to recognize as each performance obligation is fulfilled. Refer to the accounting literature that supports your accounting.

        The prospectus has been revised to reflect the Staff's comment and includes references to the applicable accounting literature. See page F-8 of Amendment No. 1.

        In addition, the Company supplementally advises the Staff that it provides customers with its service offerings in some instances under fixed-price contracts. In these cases, revenue is recognized based on the completion of elements to be performed as identified in the customer contract. For fixed-priced service offerings, where the prices for elements of performance are identified in a standard-price book or have been derived based on the estimated underlying effort for executing the associated deliverable in the contract, revenue is recognized for an element in the period that the performance obligation for that element is completed. In some instances, contracts require customer acceptance for services rendered. For these transactions, revenue is recognized in the period that written customer acceptance is obtained. For fixed-price contracts with milestone obligations, customer acceptance is also required for recognition of revenue.

        For fixed-priced service offerings, where the prices for elements of performance are not specifically identified, revenue is recognized upon completion of all contract obligations and, if applicable, when written customer acceptance is obtained.

        For fixed-price service offerings, the number of specified performance obligations will vary by contract and will depend on customer requirements and the complexity of the offering. The number of performance elements for a contract will typically increase with broader scope and complexity. As noted previously, the amount of revenue recognized for each performance obligation is contract specific, and dependent on whether elements are specifically defined and priced.

Research and Development, page F-9

54.
Tell us supplementally and revise to clarify how your accounting policy for research and development costs complies with SFAS 86 and/or SOP 98-1.

        The prospectus has been revised to reflect the Staff's comment. See page F-10 of Amendment No. 1.

        The Company also supplementally advises the Staff that it accounts for software research and development costs in accordance with SFAS 86 and SOP 98-1. Our development process includes the requirement that we make a determination regarding technological feasibility. Upon such

2005.03.18.18

determination, management evaluates the nature and timing of costs to be capitalized. The Company capitalizes these costs through the period that the product is generally available for sale.

Stock Option Accounting, page F-10

55.
We note that no compensation expense for stock options was recognized since options have been equal to or greater than the estimated fair market value of the underlying stock on the date of grant. Provide us supplementally the following information in chronological order for option grants for the one year period preceding the filing of the registration statement:

  a.
  The date of grant;

  b.
  The name of the grantee and the grantee's relationship to company;

  c.
  The reason for the grant;

  d.
  The number of option granted;

  e.
  The exercise price;

  f.
  The fair value of underlying shares of common stock at each grant date; and

  g.
  The total amount of compensation expense related to the grant and the timing of the amortization expense.

        With respect to a., b., d. and e., please see Exhibit D to this response letter. With respect to c., f. and g., each grant was part of our compensation program, the fair value of the underlying shares was less than or equal to the grant price (as shown in Exhibit D) on the date of grant, and no compensation expense was recorded related to any grant as the grant price equaled or exceeded the fair market value at the date of grant, and as common shares acquired in connection with an exercise of the stock options were required to be held for a period of at least six months and one day (except that participants could immediately sell shares back to the Company in an amount necessary to cover statutory tax withholdings).

56.
Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation methodologies or on recent sales of the same or a similar company security to a third party for cash. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of the registration statement.

        The non-qualified stock options issued pursuant to the 1998 and 2002 Non-Qualified Stock Option Plans relate to IHS Group Inc., a wholly-owned subsidiary of the Company. It is therefore important to note that the fair value per share estimates relate to an entity whose assets, operating results and capital structure differed from the Company. In order to establish the fair value of the IHS Group Inc. common stock, a valuation committee (the "Committee") of the Company's Board of Directors was formed for purposes of determining fair value. In order to determine fair market value in the absence of a public trading market, the Committee considered the following methodologies in determining fair market value:

    1.
    A specific valuation calculation using the discounted future returns approach was completed by management. This approach was based on historical and projected financial performance, normalized for non-recurring gains and losses. This methodology presumed the value of IHS Group Inc. was equal to the present value of projected future earnings, plus the present value of the estimated residual worth.

2005.03.18.19

    2.
    An analysis of the valuation of competitors and/or comparable public companies was also completed by management. This approach emphasized the ratios of: a) price to normalized EBITDA, b) price to normalized net income, and c) price to sales. Consideration was then given to whether any adjustments were necessary to more closely align the valuation multiples with IHS Group Inc.

    3.
    The Committee assessed relevant economic and industry factors applicable to each of our two business segments and considered their impact on valuation.

    4.
    The Committee assessed whether there were other known purchase/sale transactions of analogous businesses or business segments where specific information was public or otherwise available and assessed the effect this information may have on the valuation of IHS Group Inc.

        The Committee assessed the range of valuations indicated by the above methodologies and selected what it deemed to be the most representative indicator of fair market value. With respect to IHS Group Inc.'s 2004 stock option activity, the Committee established a $9.00 per share price for the March 1, 2004 grant and a $9.42 per share price for the November 22, 2004 Offer to Exchange Options and Shares. In determining the $.42 ($9.42-$9.00) increase in the fair value per share, the Committee concluded that while the enterprise value of the Company had not increased from the March 1, 2004 valuation, the presence of additional amounts of cash in the balance sheet led to a $.42 per share increase in the equity value of IHS Group Inc. Relative to pre-2004 fair market value price changes, any and all changes to the fair market values of the stock at the historic grant dates related to fundamental changes in operating performance of the Company, changes to management's outlook for future performance, the amount of cash or debt in the business, movement of valuation multiples within the peer companies and other factors that the Committee determined to be salient at the particular date of valuation.

57.
Regarding your pro forma disclosures, help us understand how you determined the amount of compensation benefit you recorded in 2004. Supplementally provide us the following and revise your disclosures as necessary:

  •
  Quantify the amounts calculated in previous years under SFAS 123;

  •
  Quantify the ultimate cash settlement of the options in 2004;

  •
  Clarify whether you considered the value of the restricted shares and deferred stock units you issued as part of the option settlement;

  •
  Clarify whether the stock options were vested at the time you settled them in 2004;

  •
  If they were not vested, quantify the amount of unrecognized compensation costs at the date of repurchase;

  •
  Quantify the fair values of the respective options at the settlement date;

  •
  Tell us how your accounting complies with the guidance set forth in paragraphs 37-39 of SFAS 123. Refer to the authoritative literature that supports your accounting.

        The Company supplementally advises the Staff that:

    •
    The amounts calculated in previous years under SFAS 123 would have resulted in additional compensation expense of $0.5 million, $0.9 million and $0.9 million for the years 1999, 2000 and 2001, respectively.

    •
    The cash required to settle the options was $9.4 million.

    •
    The value of the restricted shares and deferred stock units was not included as part of the consideration of the option settlement.

2005.03.18.20

    •
    Both vested and unvested options were subject to settlement. The unvested options comprised 56.2% of the options settled. The unrecognized compensation costs relating to the unvested options at the date of repurchase were $1.5 million.

    •
    The fair values of the options at settlement date, as determined under the Black-Scholes model, were $0, $0, $4.18, $3.26, $1.93 and $1.81 for options originally granted in 1999, 2000, 2001, 2002, 2003 and 2004, respectively.

    •
    The Company has evaluated the impact of the settlement on compensation cost and has determined the following:

    •
    As the fair market value of the options at the settlement date exceeds the cash paid, no incremental compensation expense is required to be recorded pursuant to paragraph 38 of SFAS 123.

    •
    The unamortized compensation expense associated with unvested options has been recorded upon the settlement date pursuant to paragraph 37 of SFAS 123.

58.
The staff noted your pro forma net income disclosure had IHS used the fair value accounting provisions of SFAS 123. SFAS 123 also requires disclosures of pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards. Revise your disclosure as appropriate. Refer to paragraph 45(c) (5) of SFAS 123, as amended by paragraph 2(e) of SFAS 148.

        The prospectus has been revised in response to the Staff's comment. See page F-11 of Amendment No. 1.

Earnings Per Share

59.
Include an accounting policy regarding your calculation of basic and diluted earnings per share. Provide all the disclosures required by SFAS 128. Also, clarify your treatment for the two-classes of common stock you present.

        The prospectus has been revised in response to the Staff's comment. See page F-33 of Amendment No. 1.

Note 2. Divestitures of Investments in Affiliates, page F-13

60.
We note that you distributed to TBG the preferred stock you owned in Extruded Metals, Inc. and recorded the distribution as a $4.3 million dividend. Clarify whether you recorded this transaction at its fair value and quantify any gain or loss you recorded. Also revise to discuss the $7.9 million impairment of investment affiliate, which appears to relate to your preferred stock investment in Extruded Metals.

        The $4.3 million dividend to Extruded Metals, Inc. was recorded at fair value. There was no gain or loss recorded related to this transaction.

        The Prospectus has been revised to reflect the Staff's comment. See page F-14 of Amendment No. 1.

Note 3. Dissolution of Joint Venture, page F-13

61.
Help us better understand the nature of your joint venture with BSI and your accounting for the distribution agreement and dissolution. Clarify the nature of the deferred revenue related to the subscription revenue stream. Quantify the amount of deferred revenue you recorded and explain how you determine its fair value. Also, clarify where you have classified the gain in your statements of operations.

2005.03.18.21

        The prospectus has been amended to reflect the Staff's comment. See page F-14 of Amendment No. 1.

        In addition, the Company supplementally advises the Staff as follows. The joint venture structure (the "JV") was entered into during 2000, when the Company and BSI contributed certain products and rights to the JV in exchange for their ownership interests. The JV had exclusive rights to distribute products that incorporated British Standards worldwide. The JV was dissolved on January 1, 2004. In connection with the dissolution, the ownership of certain of the JV's products reverted back to the Company, while certain of the product rights reverted back to BSI.

        With respect to the products that reverted back to the Company, the Company assumed the remaining fulfillment obligations associated with these subscription products. In light of this legal fulfillment obligation, the Company recorded a $4.5 million deferred revenue balance at the time of the dissolution, which represented the estimated fair value of the obligation at that time. This fair-value estimate represented management's estimate of the amount of costs to be incurred to fulfill the obligation, plus a normal profit margin. The cost estimates were based on historic operating costs of the JV, while the estimated profit margins were based on historic profit margins of the Company's subsidiary that assumed the fulfillment obligation.

        With respect to the products that were distributed to BSI in connection with the dissolution, the Company entered into a distribution agreement with BSI, which, among other provisions, provided that the Company would pay a royalty to BSI on future sales of these products. To the extent that these products are sold on a subscription basis, the revenue and related royalty expense is recognized ratably over the subscription period.

        The Company recorded a $4.5 million gain on dissolution, and reported that gain in the Gain on sales of assets, net line within our consolidated statements of operations. The gain resulted from the fact that the cash distribution that we received in connection with the dissolution exceeded the balance of our investment in the joint venture.

Note 12. 2004 Long-Term Incentive and Directors Stock Plan and the Offer to Exchange Options and Shares

62.
Help us understand your accounting associated with the offer to exchange options and shares that you made on November 22, 2004. Refer to the authoritative accounting literature that supports your historical and prospective accounting. At a minimum, address the following:

  •
  Clarify how you determined the non-cash portion of the charge you recorded as of November 30, 2004 ($11.9 million).

  •
  Quantify the value of the vested deferred stock units you issued and clarify how you valued and accounted for them.

  •
  Clarify how you intend to value and account for the unvested restricted awards. Reconcile this to the expected charge you disclose at the bottom of page 24.

  •
  Reconcile the equity award charge of $11,672 reflected in the Equity Statement on page F-5 to the compensation expense in your statement of cash flows. Compare and contrast these amounts to valuations and disclosures set forth in response to this comment.

  •
  Clarify how you determined the estimated fair value of $9.42 at the date of offer.

  •
  Separately address the valuation and accounting for your arrangements with Carpenter and Weil. Clarify if the charges you disclose include the effects of their arrangements.

2005.03.18.22

        Historic accounting for the 1998 and 2002 Non-Qualified Stock Option Plans of IHS Group Inc.

        The Company has accounted for the options issued under its 1998 and 2002 Non-Qualified Stock Option Plans of IHS Group Inc. (the Plans) under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the provisions of APB 25, the Company has not historically recorded compensation expense relative to options issued consistent with the provisions of the Plans, in light of the facts that: 1) the options were issued at or above the estimated fair market value of the underlying common stock on the grant date; and 2) common shares acquired in connection with an exercise of the stock options were required to be held for a period of at least six months and one day (except that participants could immediately sell shares back to the Company in an amount necessary to cover statutory tax withholdings). Since the fair value of the acquired shares were subject to changes in the estimated fair value of the enterprise during the mandatory holding period, participants were deemed to be at risk relative to their common stock holdings.

        There were no options exercised until March 2004, at which time the first set of vested in-the-money options were exercised. Again, consistent with the terms of APB 25, the Company did not record any compensation expense at the time of exercise. While certain of the shares acquired via this exercise were immediately sold back to the Company in order to fund statutory tax withholdings, no other shares were sold back to the Company until November 2004, when IHS Group Inc. made an offer to exchange all outstanding options (both vested and unvested) and shares for a cash settlement and an issuance of restricted shares or deferred stock units of IHS Inc. (the Offer).

        Accounting for the Offer

        Since this Offer represented an effective settlement of the Stock Option Plan, the Company recorded $9.4 million of compensation expense in 2004 relating to the cash settlement, which represented the entirety of the cash obligation to be paid in full settlement of all outstanding options and shares. This accounting treatment was based on the provisions of APB 25 p.11(g), which states that cash paid to an employee as an earlier award of stock or to settle a grant of an option to the employee should measure compensation cost. The definition also includes amounts paid for stock shortly reacquired after issuance. The charge was reported in fiscal 2004 since the Offer was extended to participants of the Plans prior to the end of the fiscal year, the likelihood that the Offer would be accepted by all who received it was probable, and the related cost could be reasonably estimated. As noted above, the Offer also included the issuance of restricted stock and/or deferred stock units, which are addressed below:

  Deferred Stock Units

        The deferred stock units issued to participants were fully vested at the time of issuance, and therefore the Company recognized all of the expense associated with these units at the time the irrevocable offer was made, in fiscal 2004. The $11.9 million of compensation expense recorded by the Company represents the product of the number of units granted (1,301,801) times the estimated fair value per unit of $9.12. This estimated fair value per unit was based on an independent valuation.

  Restricted Stock

        The restricted stock issued to participants is subject to vesting schedules, and hence the compensation expense to be recorded for these instruments is being reported over the relevant vesting periods. The Company granted 1,286,667 restricted shares related to the options, and the fair value of these shares was also determined to be $9.12 per share. No valuation discount was applied to the shares relating to the fact that the shares are subject to a vesting schedule. Accordingly, the $11.8 million of compensation expense related to the restricted shares will be recognized over the relevant vesting periods.

2005.03.18.23

        Reconciliation of compensation expense to the figures provided on page 24 (in millions):

        The amounts previously provided at the bottom of page 24 have been removed.

        Reconciliation of the Equity charge ($11,672 as per F-5) to Compensation Expense in the Statement of Cash Flows:

        Equity Charge (in thousands)

Deferred stock units granted	$11,872
Expected surrender to pay taxes	(200)

Additional paid in capital adjustment (F-5)	$11,672

        The deferred stock units were issued to some employees in foreign taxing jurisdictions. The grants in these jurisdictions are taxable at the date of grant. It was anticipated that some or all of the employees would surrender deferred stock units to pay the employee portion of the withholding taxes.

        Determination of the $9.42 value per share at the date of the Offer

        The fair value of the IHS Group Inc. common shares was estimated to be $9.42 per share at the date of Offer. This estimated fair value per share was established by the Compensation Committee of the Board of Directors of the Company. In order to determine the fair value per share, the Committee reviewed the following financial information, as provided by the Company:

    1.
    Discounted cash flow analyses, incorporating management's estimate of future operating performance.

    2.
    Valuation analyses focusing on key valuation multiples across a peer group of companies.

    3.
    A summary of precedent transactions in select SIC codes, with comparisons to key valuation multiples.

        After reviewing the aforementioned material, the Committee concluded upon the equity value of IHS Group Inc., which resulted in a fully diluted per share valuation of $9.42 per share. See the discussion to Comment 56 for more information regarding the establishment of fair value.

        Valuation and Accounting for the Company's arrangement with Carpenter and Weil

        The Offer was extended to Carpenter consistent with other participants. The value assigned to Carpenter's deferred stock units was also $9.12 per unit and was recognized at the time the offer was granted (fiscal 2004). Since Carpenter ceased being our Chief Executive Officer in fiscal 2004, and since the delivery of the deferred stock units was contingent only upon the passage of time, it was deemed to be appropriate to record the entire cost of this deferred stock grant at the time of grant. The cash settlement to be paid to Carpenter was also recorded at the time of the Offer, in fiscal 2004. Since Weil ceased being our Executive Vice President in fiscal 2004, the $1.1 million payment made to him pursuant to his termination agreement was also recorded in 2004.

Note 14. Employee Retirement Benefits, page F-24

63.
Help us better understand your accounting and disclosures surrounding your defined benefit retirement plans. Particularly address the US Plan that was spun off on November 30, 2004 and how you have treated this in your financial statements and disclosures. Provide background information surrounding the status of these plans both before and after the November 30, 2004 spin off. Address how the Plan spin off was legally structured and what your legal obligations

2005.03.18.24

  under the plans were both before and after the spin off. At a minimum, please also address the following:

    •
    Clarify whether your disclosures and accounting include the results from the multi-employer plan from which IHS's retirement plan was spun off effective November 30, 2004. If so, explain why this is appropriate.

    •
    Clarify how you determined the "effect of spin-off" as presented in the change in projected benefit obligation and change in plan assets on page F-26. Explain why this presentation is appropriate, as it suggests the obligation and plan assets include the activity from the multi-employer plan from which IHS's retirement plan was spun off effective November 30, 2004.

    •
    Reconcile the accumulated other comprehensive loss on page F-27 to the information presented in Note 11.

    •
    Reconcile the $25.4 million reduction of your net pension asset attributable to the non-IHS plans (recorded as a charge to equity) to the $6,009 charge presented on page F-5.

    •
    Discuss how this spin-off will impact your future operations and liquidity.

        Refer to the authoritative accounting literature to support your accounting and disclosures. Also address your accounting treatment and disclosures for your post-retirement benefits disclosed in Note 15. In this regard, we note your plan was similarly part of a multi-employer plan and was spun off on November 30, 2004.

  Request for background information of plans before and after the spin off

        TBG Services Inc. was the sponsor of the TBG Retirement Income Plan before the spin-off. Participants in this defined benefit plan included employees in certain active employing units and former employees in certain inactive employing units. Employing units are generally domestic corporations in the same controlled group with the sponsor. The plan was administered, in part, on an in-house basis by IHS Group Inc.'s human resources department in Denver, Colorado.

        On November 30, 2004, certain active employing units and inactive employing units were spun-off into a separate defined benefit plan. Thereafter, assets were transferred to the new defined benefit plan in the amounts actuarially required by ERISA and the Internal Revenue Code to assure that proper proportional funding of each plan would exist. This was done consistent with the requirement for transfer of plan assets contained in I.R.C. Section 414(l)(1) and (2) and the relevant regulations. The pre-existing TBG Retirement Income Plan remained extant with fewer participating employers. The new IHS Retirement Income Plan began operation on November 30, 2004.

        The TBG Retirement Income Plan continued to be liable for the benefits of the participants whose employing units were not spun-off. The IHS Retirement Income Plan became liable for the benefits of those participants whose employing units had been spun-off, including all inactive employing units. From and after November 30, 2004, the IHS Retirement Income Plan is administered, in part, in-house by IHS Inc.'s human resources department in Denver, Colorado. The TBG Retirement Income Plan has been administered, in part, in-house by the human resources department of Extruded Metals, Inc., one of the active employing units not spun-off. At the time of the spin-off, both plans had sufficient assets to be considered "overfunded" for ERISA purposes. The TBG Retirement Income Plan remains properly funded and capable of meeting the obligations for all participants in its employing units. The IHS Retirement Income Plan is also properly funded and is capable of meeting the obligations for all participants in its employing units, both active and inactive. The TBG Retirement Income Plan's employing units are responsible for its funding obligations, and the IHS Retirement Income Plan's active employing units, particularly including the Company, are responsible for its funding obligations. The Company has no obligation with respect to the TBG Retirement Income Plan.

2005.03.18.25

        Clarification of Accounting and Disclosures

        The Company's net periodic pension benefit income and post-retirement benefit expense for the year ended November 30, 2004, properly includes the (before spin-off) results from the multi-employer plans from which IHS's pension and post-retirement plans were spun off. This is noted within Notes 14 and 15 beginning on pages F-25 and F-28, respectively. This is considered appropriate as the spin-offs did not occur until the last day of our fiscal year. Accordingly, the P&L impact of the multi-employer plans is reflected in our P&L until the date of the spin-offs.

        Further, the Company's balance sheet as of November 30, 2004, reflects the (after spin-off) prepaid asset and accrued post-retirement benefits liability of just the IHS pension and post-retirement plans, respectively. Although this fact is not explicitly stated within Note 14, the tables reflecting the changes in projected benefit obligation (PBO) and plan assets show the diminution of the PBO and plan assets as a result of the spin off. Similarly, within Note 15, the table reflecting the change in post-retirement benefit obligation shows the reduction of the obligation as a result of the spin-off. This is considered appropriate as the spin-offs occurred on November 30, 2004. Thus, at the end of that day, the Company's balance sheet only reflects the pension asset and post-retirement benefit liability of the IHS pension and post-retirement plans, the only plans for which IHS has any legal obligations at that point in time.

        Determination of the Effect of Spin-off

        Prior to November 30, 2004, IHS Inc. maintained the prepaid cost for the TBG Retirement Income Plan (RIP). The TBG RIP was comprised of approximately 21 employing units. On November 30, 2004, five of these employing units were spun-off to create the IHS RIP. The remaining employing units represent the ongoing TBG RIP (post spin-off). Post-spin-off, IHS Inc. will only maintain the IHS RIP prepaid cost post spin-off and TBG Inc. will maintain the remaining prepaid cost of the TBG RIP.

        The asset transfer for the IHS spin-off effective November 30, 2004 was estimated using fiscal year-end assets and a November 30, 2004 present value of accrued benefits based on January 1, 2004 valuation data. Per Illustration 8 from Q&A 81 under the Guide to Implementation of Statement 87 of Employer Accounting for Pensions, the unrecognized loss was allocated based on the Projected Benefit Obligation. Unrecognized Prior Service Cost has historically been tracked by employing unit so this historical information was preserved. This methodology creates a prepaid balance for the TBG RIP (post-spin-off) and IHS RIP which sum to the prepaid balance for the TBG RIP (pre-spin-off). The difference between the TBG RIP (pre-spin-off) prepaid balance and IHS RIP prepaid balance represents the impact of the spin-off as disclosed.

        Reconciliation of Accumulated Other Comprehensive Loss (AOCL)

        The AOCL in Note 14 (on page F-28) is pre-tax. To reconcile between Notes 14 and 11, add the "Minimum pension liability adjustments" with the "Foreign currency effect on pension" amounts in Note 11 as follows (amounts in thousands):

Balances, November 30, 2001	$—
Minimum pension liability adjustment	(2,872)

Balances, November 30, 2002	(2,872)
Minimum pension liability adjustment	(1,733)
Foreign currency effect on pension	(297)

Balances, November 30, 2003	(4,902)
Minimum pension liability adjustment	(3,062)
Foreign currency effect on pension	(565)

Balances, November 30, 2004	$(8,529)

2005.03.18.26

        Reconciliation of $25.4 million (page F-24) to $6.0 million (F-5)

        Amounts in millions:

What was spun off	Gross	Tax	Net
Pension	$25.4	$(9.7)	$15.7
OPEB	(15.7)	6.0	(9.7)

Total charge to equity			$6.0

        Impact on future operations and liquidity

        The prospectus has been revised to reflect the Staff's comment. See page F-27 of Amendment No. 1.

64.
We note that you have reflected significant unrecognized pension losses as of November 30, 2004. The amortization of these costs could reasonably be expected to materially impact future operating results and, therefore, should be discussed in your critical accounting policies.

        The Prospectus has been revised to reflect the Staff's comment. See pages 29 of Amendment No. 1.

65.
We note that your pension benefit and the corresponding assets are material to your financial statements. Given the sensitivity of these accounts to changes in subjective accounting estimates, please expand the related critical accounting policy disclosure to quantify the impact of a 50 basis point change in the discount rate on net pension benefit and on the related asset. Please provide similar information for a 50 basis point change in the assumed rate of return on plan assets. Such disclosure is necessary in order for an investor to understand the impact of these critical accounting estimates on your financial statements.

        The Prospectus has been revised to reflect the Staff's comment. See page 30 of Amendment No. 1.

66.
We note disclosure that you retained an independent actuarial expert to prepare the calculations related to your employee benefits. If you chose to refer to and identify the independent expert, you should also include the expert's consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C. Please revise.

        Amendment No. 1 has been revised to delete the reference to the Company's independent actuarial firm in its entirety (as an "expert" or otherwise). See page 30. As a result, the Company does not believe that a consent is required to be filed.

Note 18. Segment Information, page F-30

67.
Revise to provide the disclosures required by paragraph 37 of SFAS 131. In this regard, we note you offer different product types (critical information, decision support tools and services).

        The Prospectus has been revised to reflect the Staff's comment. See page F-32 of Amendment No. 1.

Note 18. Reorganization and Recapitalization, page F-30

68.
Help us better understand the ownership structure and relationships between you, HAIC US, NV HAIC, Urpasis and Urvanos prior to and subsequent to the transactions that occurred on November 9, 2004 and November 12, 2004. Provide us an explanation of the accounting you followed for each of these transactions and cite the authoritative guidance used.

2005.03.18.27

        The ownership structure of the Company has been described in the prospectus on page 4. A diagram has also been included. The relationships between the Company, HAIC US, NV HAIC, Urpasis and Urvanos are also described on page 86 of the prospectus, as well as in "Certain Relationships and Related Transactions—Relationship with Selling Stockholders and TBG."

        The transactions include the following:

  •
  the change in ownership of HAIC U.S., in which HAIC U.S. became a wholly-owned subsidiary of Urpasis Investments Limited and Urvanos Investments Limited;

  •
  the contribution of substantially all of HAIC U.S.'s assets to the Company in exchange for new shares of its common stock; and

  •
  the liquidation of HAIC U.S. and its distribution of shares of the Company's new common stock to Urpasis Investments Limited and Urvanos Investments Limited.

Each of these transactions was recorded at historical cost in accordance with guidance provided by SFAS No. 141, Business Combinations, paras. D11-D13, related to transfers of assets between entities under common control.

69.
We note disclosure on page 63 and 65 that refers to your "predecessor company". Please clarify what represents your predecessor company. Clarify whether there was a change in ownership from your predecessor company to the successor company.

        The references to our "predecessor company" on pages 63 and 65 have been modified (see pages 69 and 70 of Amendment No. 1). As clarified in the prospectus, Information Handling Services Group Inc. entered into agreements with Mr. Carpenter and Mr. Weil on August 4, 2004 and November 5, 2004, respectively. As of those dates, Information Handling Services Group Inc. was wholly-owned by HAIC Inc., a Delaware corporation, which is currently named IHS Inc.

General

70.
Include a current consent that is complete, with regard to registration number and number of shares.

        The Company has included the required consent with Amendment No. 1 and will do so for all future amendments.

Recent Sales of Unregistered Securities

71.
Please briefly advise of the facts that made Rule 701 available to you for the offers and sales made pursuant to the November-December 2004 exchange offer.

        The following facts made Rule 701 available for the securities described in the transactions listed on page II-2: (a) at the time of the offers, the Company and its wholly-owned subsidiaries were not subject to the reporting requirements of the Exchange Act and were not investment companies registered, or required to be registered, under the Investment Company Act of 1940; (b) the offers were made pursuant to a written compensatory benefit plan to employees and directors of the Company or its majority-owned subsidiaries; (c) each participant was provided with a copy of the compensatory benefit plan pursuant to which the securities were being offered; and (d) the aggregate amount of securities offered in reliance on Rule 701 during any 12-month period, which is $30.1 million, did not exceed the greater of: (1) 15% of the total assets of the Company measured at the most recent balance sheet date, or $112.9 million (which is 15% of $752.6 million); or (2) 15% of the outstanding amount of the class of securities being offered, or $53.3 million (which is 15% of $355.2 million).

        Additionally, in compliance with Rule 701, since the aggregate sales price or amount of securities sold by the Company during certain consecutive 12-month periods exceeded $5 million, each participant was provided with, as applicable, the following, a reasonable period of time before

2005.03.18.28

the dates of the sales: (i) a summary of the material terms of the relevant plan; (ii) information about the risks associated with an investment in the securities sold pursuant to the compensatory benefit plan; and (iii) financial statements required to be furnished by Part F/S of Form 1-A under Regulation A.

Exhibits

72.
Please file any instrument defining the rights of the Class B common stock holders.

        The Company hereby undertakes to file its Amended and Restated Certificate of Incorporation, which will define the rights of the Class B common stockholders, as an exhibit to the Registration Statement in a subsequent pre-effective amendment.

73.
To the extent that you have license agreements and/or material agreements with third party suppliers that you are substantially dependent upon, including standard development organizations or independent contractors, please file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

        The Company has determined that it does not have any additional contracts that are material for purposes of Item 601(b)(10) other than those that have been identified in the Exhibit List to the Registration Statement.

* * *

2005.03.18.29

        We appreciate your assistance in this matter. Please do not hesitate to call me at 212-850-8543, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing. In addition, feel free to contact Michael Sullivan, the Company's CFO, at 303-397-2977 with questions on the accounting responses.

        Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

                      Very truly yours,

                      /s/ STEPHEN GREEN

                      Stephen Green

cc w/o encl.:	Michael J. Sullivan IHS Inc.
Richard J. Sandler Lucy Fato Mark Schwartz Davis Polk & Wardwell
Robert Caller Ernst & Young LLP
Robert S. Risoleo Sullivan & Cromwell LLP

2005.03.18.30

Exhibits

Exhibit A	—	Government Customers
Exhibit B	—	Countries Where Customers are Located
Exhibit C	—	Selected Customers—"Major Global Oil Companies" and "Largest Engineering-Intensive Companies"
Exhibit D	—	Employee Options

2005.03.18.31

Exhibit A

Government Customers (partial listing)

National Governments

AUSTRALIA
BELGUIM
BRAZIL
CANADA
DENMARK
EGYPT
FRANCE
GREECE
INDIA
ISRAEL
ITALY
JAPAN
KOREA
MALAYSIA
NEW ZEALAND
SPAIN
TURKEY
UNITED KINGDOM
UNITED STATES

National Oil Companies (NOCs)

ABU DHABI CO FOR ONSHORE OIL
AL FURAT PETROLEUM CO.
AL-KHAFJI JOINT OPERATIONS
CHINESE PETROLEUM CORP
CNODC
CNOOC SOUTH EAST SUMATRA
CNR INTERNATIONAL (UK) LTD
EMPRESA ENERGY
EPAD SA
IOGPT
IOGPT ONGC GOVT OF INDIA
JAPAN O G & METALS NAT CORP
KOREA NATIONAL OIL CORP
KUFPEC
KUWAIT OIL CO
LUKOIL
NATIONAL OIL CO—ANP
NATIONAL OIL CO LIBYA
OIL & NATURAL GAS CORP
ONGC
PDVSA PETROLEO Y GAS S A
PETROBRAS
PETROCHINA INTERNATIONAL
PETROGAL EXPLORACAO LDA
PETRONAS
POLSKIE GORNICTWO NAFTOWE I GAZOWNICTWO SA
QATAR PETROLEUM
RVO ZARUBEZHNEFTJ
SASOL PETROLEUM INTERNATL PTY
SAUDI ARABIAN OIL CO
SAUDI ARAMCO
SIPETROL
SONATRACH
TPAO
VIETSOVPETRO
YUGANSKNOFTEGAS
YUKOS EP LIMITED

2005.03.18.32

Government Customers (partial listing)
(cont.)

Local Government/Agencies

ARKANSAS OIL & GAS COMMISSION
BAHRAIN NATIONAL OIL
BARTON COUNTY APPRAISER
BRITISH COLUMBIA MINISTRY OF ENERGY & MINES
BRITISH GEOLOGICAL SURVEY
US BUREAU OF GEOLOGY
US BUREAU OF INDIAN AFFAIRS
US BUREAU OF LAND MANAGEMENT
CANADIAN FOREST SERVICE
CITY OF CALGARY
COLORADO GEOLOGICAL SURVEY
COLORADO O&G CONSERVATION COMM
COLORADO SCHOOL OF MINES
COMISION NACIONAL DE ENERGIA
COMMONWEALTH SECRETARIAT
COUNTY OF KERN
COUNTY OF LETHBRIDGE
CYPRESS COUNTY
DALLAS PUBLIC LIBRARY INC
DEPARTMENT OF TRADE & INDUSTRY
DERNICK RESOURCES INC
EASTERN IRRIGATION DISTRICT
ECNONIC DEVELOPMENT INSTITUTE
ECOPETROL
ECTOR COUNTY APPRAISAL DIST
EDELEN PRODUCTION SERVICES
ENERGY & GEOSCIENCE INSTITUTE
FLAGSTAFF COUNTY
GOVERNMENT OF MALTA
GRANT COUNTY APPRAISER
HELLENIC PETROLEUM
ILLINOIS STATE GEOL SURVEY
INSTITUT FRANCAIS DU PETROLE
INSTITUTE MEXICANO DEL PETROLE
INSTITUTE OF ENERGY ECONOMICS
INSTITUTO NICARAGUENSE DE ENER
INTERNATIONAL ENERGY AGENCY
JAPAN ENERGY DEVELOPMENT CO
JICARILLA APACHE TRIBE
KANSAS GEOLOGICAL SOCIETY
KUWAIT FOREIGN PETRO EXPL
LA COUNTY ASSESSOR
LEDUC COUNTY
MEXICAN PETROLEUM INSTITUTE
MIDWESTERN STATE UNIVERSITY
MINERALS MANAGEMENT SERVICES
MINISTRY OF ECONOMIC DEVELOPMENT

MINISTRY OF MINES
MINISTRY OF PETRO & MIN RES
MINISTRY OF PETROLEUM
MIOCENE MINERALS
MIRADOR EXPLORATION CO
MONTGOMERY COUNTY APPRAISER
MOUNTAIN VIEW COUNTY
US STATE DEPT.
NAVAL SURFACE WARFARE CENTER
NEW ZEALAND CROWN MINERALS
OKLAHOMA COUNTY
PEMEX EXPL GERENCIA DE PROD
PETROCI USA INC
PETRO-DOME RESOURCES LLC
PETROVIETNAM
RAAF AERONAUTICAL INFORMATION
RACE ROCKS RESOURCES LTD
RUSH COUNTY APPRAISER
SAN JUAN COLLEGE
SASKATCHEWAN RESEARCH COUNCIL
SITA
SNH CAMEROON
SONANGOL
SOUTHERN UTE INDIAN TRIBE
SPECIAL AREAS BOARD
STATCO INC
STATE OF ALASKA
STATE OF ARKANSAS GEO COMM
STATE OF LA SEVERANCE TAX DIV
STATE OF MONTANA
STATE OF WYOMING
TEXAS GENERAL LAND OFFICE
U.S. NAVAL DEFENSE/NAVAL WARFARE
UNIV OF TEXAS/AUSTIN
UNIVERSITY OF ALASKA FAIRBANKS
UNIVERSITY OF ALBERTA
UNIVERSITY OF OKLAHOMA
UNIVERSITY OF TEXAS AUSTIN
UNIVERSITY OF TULSA
UNIVERSITY OF WATERLOO
US DEPT OF ENERGY
US GEOLOGICAL SURVEY
UTAH GEOLOGICAL SURVEY
VULCAN COUNTY
WASHITA VALLEY ABSTRACT CO
WRIGHT STATE UNIVERSITY
WYOMING STATE GEO SURVEY

2005.03.18.33

Exhibit B

Countries Where Customers are Located

ALGERIA
ANGOLA
ARGENTINA
AUSTRALIA
AUSTRIA
AZERBAIJAN
BAHRAIN
BANGLADESH
BARBADOS
BELGIUM
BOLIVIA
BOSNIA & HERZEGOVINA
BOTSWANA
BRAZIL
BRUNEI
BULGARIA
CAMBODIA
CAMAROUN
CANADA
CHILE
CHINA
COLOMBIA
COTE D'IVOIRE
CROATIA
CZECH REPUBLIC
DEMOCRATIC REP. OF CONGO
DENMARK
DOMINICAN REPUBLIC
ECUADOR
EGYPT
ESTONIA
ERITREA
ETHIOPIA
FINLAND
FRANCE
GABON
GEORGIA, REPUBLIC OF
GERMANY
GREECE
GUATEMALA
GUYANA
HUNGARY
INDIA
INDONESIA
IRELAND
ISRAEL
ITALY
JAPAN
JORDAN
KAZAKHSTAN
KENYA
KOREA
KUWAIT
LATVIA
LEBANON
LA PAZ BOLIVIA
LIBYA
LUXEMBOURG
MACEDONIA
MADAGASCAR
MALAYSIA
MALTA
MEXICO
MOROCCO
MOZAMBIQUE
MUMBAI
MYANMAR
NAMIBIA
NETHERLANDS
NEW ZEALAND
NICARAGUA
NIGERIA
NORWAY
OMAN
PAKISTAN
PARAGUAY
PEOPLES REPUBLIC OF CHINA
PERU
PHILIPPINES
POLAND

PORUGAL
QATAR
QUITO ECUADOR
REPUBIC OF YEMEN
REPUBLIC OF IRELAND
REPUBLIC OF SOUTH AFRICA
REPUBLIQUE DU CONGO
ROMANIA
RUSSIA
SAUDI ARABIA
SCOTLAND
SENEGAL
SERBIA AND MONTENEGRO
SINGAPORE
SLOVAKIA
SOUTH AFRICA
SPAIN
SRI LANKA
SUDAN
SULTANANTE OF OMAN
SWEDEN
SWITZERLAND
SYRIA
TAIWAN
TANZANIA
THAILAND
THE NETHERLANDS
TRINIDAD & TOBAGO
TUNISIA
TURKEY
TURKMENISTAN
UKRAINE
UNITED ARAB EMIRATES
UNITED KINGDOM
URUGUAY
UZBEKISTAN
VENEZUELA
VIETNAM
YEMEN

2005.03.18.34

Exhibit C

"Major Global Oil Companies"	"Largest Engineering-Intensive Companies"
BP PLC	3M CO (MN MINING & MFG)	INTEL CORP
CHEVRONTEXACO CORP	ADVANCED MICRO DEVICES	ITT INDUSTRIES INC
CONOCOPHILLIPS	AGILENT TECH	JACOBS ENGRG GROUP
DUKE ENERGY CORP	AIR PRODUCTS & CHEMICAL	JOHNSON CONTROLS INC
ENI SPA	AMERICAN ELECTRIC POWER	L3 COMMUNICATIONS
EXXONMOBIL CORP	AMR CORP	LEAR CORP
IMPERIAL OIL CO	APPLIED MATERIALS INC	LOCKHEED MARTIN CORP
SEPCO	ARVINMERITOR INC	LUCENT TECHNOLOGIES
SIEP BV	AT&T CO	MEDTRONIC INC
SUNOCO	BALL CORPORATION	MICROSOFT CORPORATION
TNK NIZHNEVARTOVSK	BERKSHIRE HATHAWAY	MOTOROLA INC
TOTAL SA	BOEING COMPANY	NORTHROP GRUMMAN CORP
	BOISE CASCADE CORP	NORTHWEST AIRLINES
	CATERPILLAR INC	OCCIDENTAL PETROLEUM
	COLLINS & AIKMAN CORP	PACCAR INC
	COMPUTER SCIENCES CORP	PARKER HANNIFIN CORP
	CONSTELLATION POWER	PG&E CORP
	CUMMINS ENGINE CO INC	PPG INDUSTRIES, INC
	DANA CORP	PRAXAIR INC
	DEERE & COMPANY	PUBLIC SVC ENTERPRISE
	DELPHI CORP	QUALCOMM INC
	DOMINION RESOURCES INC	RAYTHEON COMPANY
	DOW CHEMICAL CO	ROCKWELL COLLINS
	DYNEGY INC	SCIENCE APPLICATIONS
	EATON CORP	SHAW GROUP UK LTD
	EXELON CORP	SOUTHERN COMPANY INC
	FEDERAL EXPRESS CORP	SUN MICROSYSTEMS INC
	FIRST ENERGY CORP	TEXAS INSTRUMENTS
	FLUOR CORP	TEXTRON INC
	GENERAL DYNAMICS CORP	TXU
	GENERAL ELECTRIC (GE)	UNISYS CORPORATION
	GENERAL MOTORS CORP	UNITED TECHNOLOGIES CORP
	GOODRICH CORP	VALERO ENERGY
	GUIDANT CORP	VERIZON COMMUNICATIONS
	HALLIBURTON COMPANY	WISCONSIN ENERGY CORP
	HEWLETT PACKARD CO	XCEL ENERGY
	HONEYWELL INTL INC	XEROX CORP
IBM

2005.03.18.35

Exhibit D

	First	Last	Grant Date	Exercise Price	No. Options	Relationship
1	*	*	Mar-04	$9.00	1,500	Employee
2	*	*	Mar-04	$9.00	2,000	Employee
3	*	*	Mar-04	$9.00	20,000	Employee
4	*	*	Mar-04	$9.00	60,000	Employee
5	*	*	Mar-04	$9.00	5,000	Employee
6	*	*	Mar-04	$9.00	5,000	Employee
7	*	*	Mar-04	$9.00	4,000	Employee
8	*	*	Mar-04	$9.00	1,500	Employee
9	*	*	Mar-04	$9.00	2,000	Employee
10	*	*	Mar-04	$9.00	1,000	Employee
11	*	*	Mar-04	$9.00	3,000	Employee
12	*	*	Mar-04	$9.00	1,000	Employee
13	*	*	Mar-04	$9.00	1,500	Employee
14	*	*	Mar-04	$9.00	2,000	Employee
15	*	*	Mar-04	$9.00	5,000	Employee
16	*	*	Mar-04	$9.00	2,000	Employee
17	*	*	Mar-04	$9.00	5,000	Employee
18	*	*	Mar-04	$9.00	2,000	Employee
19	*	*	Mar-04	$9.00	3,000	Employee
20	*	*	Mar-04	$9.00	3,000	Employee
21	*	*	Mar-04	$9.00	5,000	Employee
22	*	*	Mar-04	$9.00	10,000	Employee
23	*	*	Mar-04	$9.00	2,000	Employee
24	*	*	Mar-04	$9.00	25,000	Employee
25	*	*	Mar-04	$9.00	10,000	Employee
26	*	*	Mar-04	$9.00	6,000	Employee
27	*	*	Mar-04	$9.00	6,000	Employee
28	*	*	Mar-04	$9.00	20,000	Employee
29	*	*	Mar-04	$9.00	2,000	Employee
30	*	*	Mar-04	$9.00	20,000	Employee
31	*	*	Mar-04	$9.00	1,000	Employee
32	*	*	Mar-04	$9.00	5,000	Employee
33	*	*	Mar-04	$9.00	4,000	Employee
34	*	*	Mar-04	$9.00	10,000	Employee
35	*	*	Mar-04	$9.00	12,000	Employee
36	*	*	Mar-04	$9.00	3,500	Employee
37	*	*	Mar-04	$9.00	2,000	Employee
38	*	*	Mar-04	$9.00	35,000	Employee
39	*	*	Mar-04	$9.00	40,000	Employee
40	*	*	Mar-04	$9.00	15,000	Employee
41	*	*	Mar-04	$9.00	4,000	Employee
42	*	*	Mar-04	$9.00	3,000	Employee
43	*	*	Mar-04	$9.00	10,000	Employee
44	*	*	Mar-04	$9.00	3,000	Employee
45	*	*	Mar-04	$9.00	1,000	Employee
46	*	*	Mar-04	$9.00	1,000	Employee
47	*	*	Mar-04	$9.00	60,000	Employee
48	*	*	Mar-04	$9.00	2,000	Employee
49	*	*	Mar-04	$9.00	2,000	Employee
50	*	*	Mar-04	$9.00	4,000	Employee
51	*	*	Mar-04	$9.00	40,000	Employee
52	*	*	Mar-04	$9.00	3,000	Employee
53	*	*	Mar-04	$9.00	2,000	Employee
54	*	*	Mar-04	$9.00	15,000	Employee
55	*	*	Mar-04	$9.00	1,000	Employee

2005.03.18.36

56	*	*	Mar-04	$9.00	25,000	Employee
57	*	*	Mar-04	$9.00	1,000	Employee
58	*	*	Mar-04	$9.00	3,000	Employee
59	*	*	Mar-04	$9.00	30,000	Employee
60	*	*	Mar-04	$9.00	30,000	Employee
61	*	*	Mar-04	$9.00	1,000	Employee
62	*	*	Mar-04	$9.00	4,000	Employee
63	*	*	Mar-04	$9.00	6,000	Employee
64	*	*	Mar-04	$9.00	2,000	Employee
65	*	*	Mar-04	$9.00	10,000	Employee
66	*	*	Mar-04	$9.00	1,000	Employee
67	*	*	Mar-04	$9.00	7,500	Employee
68	*	*	Mar-04	$9.00	1,000	Employee
69	*	*	Mar-04	$9.00	15,000	Employee
70	*	*	Mar-04	$9.00	10,000	Employee
71	*	*	Mar-04	$9.00	5,000	Employee
72	*	*	Mar-04	$9.00	2,000	Employee
73	*	*	Mar-04	$9.00	3,500	Employee
74	*	*	Mar-04	$9.00	35,000	Employee
75	*	*	Mar-04	$9.00	9,000	Employee
76	*	*	Mar-04	$9.00	5,000	Employee
77	*	*	Mar-04	$9.00	10,000	Employee
78	*	*	Mar-04	$9.00	30,000	Employee
79	*	*	Mar-04	$9.00	3,000	Employee
80	*	*	Mar-04	$9.00	2,000	Employee
81	*	*	Mar-04	$9.00	2,000	Employee
82	*	*	Mar-04	$9.00	3,000	Employee
83	*	*	Mar-04	$9.00	2,000	Employee
84	*	*	Mar-04	$9.00	2,000	Employee
85	*	*	Mar-04	$9.00	10,000	Employee
86	*	*	Mar-04	$9.00	4,000	Employee
87	*	*	Mar-04	$9.00	10,000	Employee
88	*	*	Mar-04	$9.00	2,000	Employee
89	*	*	Mar-04	$9.00	2,000	Employee
90	*	*	Mar-04	$9.00	5,000	Employee
91	*	*	Mar-04	$9.00	15,000	Employee
92	*	*	Mar-04	$9.00	10,000	Employee
93	*	*	Mar-04	$9.00	8,000	Employee
94	*	*	Mar-04	$9.00	8,000	Employee
95	*	*	Mar-04	$9.00	3,000	Employee
96	*	*	Mar-04	$9.00	10,000	Employee
97	*	*	Mar-04	$9.00	3,000	Employee
98	*	*	Mar-04	$9.00	2,000	Employee
99	*	*	Mar-04	$9.00	15,000	Employee
100	*	*	Mar-04	$9.00	8,000	Employee
101	*	*	Mar-04	$9.00	2,000	Employee
102	*	*	Mar-04	$9.00	2,000	Employee
103	*	*	Mar-04	$9.00	2,000	Employee
104	*	*	Mar-04	$9.00	50,000	Employee
105	*	*	Mar-04	$9.00	1,600	Employee
106	*	*	Mar-04	$9.00	3,000	Employee
107	*	*	Mar-04	$9.00	8,000	Employee
108	*	*	Mar-04	$9.00	100,000	Employee
109	*	*	Mar-04	$9.00	1,000	Employee
110	*	*	Mar-04	$9.00	2,000	Employee
111	*	*	Mar-04	$9.00	2,000	Employee

2005.03.18.37

112	*	*	Mar-04	$9.00	15,000	Employee
113	*	*	Mar-04	$9.00	1,000	Employee
114	*	*	Mar-04	$9.00	1,000	Employee
115	*	*	Mar-04	$9.00	2,000	Employee
116	*	*	Mar-04	$9.00	20,000	Employee
117	*	*	Mar-04	$9.00	1,000	Employee
118	*	*	Mar-04	$9.00	5,000	Employee
119	*	*	Mar-04	$9.00	50,000	Employee
120	*	*	Mar-04	$9.00	2,000	Employee
121	*	*	Mar-04	$9.00	1,000	Employee
122	*	*	Mar-04	$9.00	5,000	Employee
123	*	*	Mar-04	$9.00	5,000	Employee
124	*	*	Mar-04	$9.00	2,000	Employee
125	*	*	Mar-04	$9.00	150,000	Employee
126	*	*	Mar-04	$9.00	10,000	Employee
127	*	*	Mar-04	$9.00	2,000	Employee
128	*	*	Mar-04	$9.00	2,000	Employee
129	*	*	Mar-04	$9.00	1,000	Employee
130	*	*	Mar-04	$9.00	2,000	Employee
131	*	*	Mar-04	$9.00	3,000	Employee
132	*	*	Mar-04	$9.00	2,000	Employee
133	*	*	Mar-04	$9.00	1,500	Employee
134	*	*	Mar-04	$9.00	20,000	Employee
135	*	*	Mar-04	$9.00	2,000	Employee
136	*	*	Mar-04	$9.00	2,000	Employee
137	*	*	Mar-04	$9.00	1,000	Employee
138	*	*	Mar-04	$9.00	5,000	Employee
139	*	*	Mar-04	$9.00	2,500	Employee
140	*	*	Mar-04	$9.00	1,000	Employee
141	*	*	Mar-04	$9.00	35,000	Employee
142	*	*	Mar-04	$9.00	3,500	Employee
143	*	*	Mar-04	$9.00	4,000	Employee
144	*	*	Mar-04	$9.00	35,000	Employee
145	*	*	Mar-04	$9.00	2,000	Employee
146	*	*	Mar-04	$9.00	5,000	Employee
147	*	*	Mar-04	$9.00	2,000	Employee
148	*	*	Mar-04	$9.00	5,000	Employee
149	*	*	Mar-04	$9.00	1,000	Employee
150	*	*	Mar-04	$9.00	25,000	Employee
151	*	*	Mar-04	$9.00	3,000	Employee
152	*	*	Mar-04	$9.00	6,000	Employee
153	*	*	Mar-04	$9.00	3,000	Employee
154	*	*	Mar-04	$9.00	2,000	Employee
155	*	*	Mar-04	$9.00	1,000	Employee
156	*	*	Mar-04	$9.00	3,000	Employee
157	*	*	Mar-04	$9.00	3,000	Employee
158	*	*	Mar-04	$9.00	1,000	Employee
159	*	*	Mar-04	$9.00	10,000	Employee
160	*	*	Mar-04	$9.00	2,000	Employee
161	*	*	Mar-04	$9.00	70,000	Employee
162	*	*	Mar-04	$9.00	3,500	Employee
163	*	*	Mar-04	$9.00	3,000	Employee
164	*	*	Mar-04	$9.00	1,000	Employee
165	*	*	Mar-04	$9.00	3,000	Employee
166	*	*	Mar-04	$9.00	3,500	Employee
167	*	*	Mar-04	$9.00	1,000	Employee

2005.03.18.38

168	*	*	Mar-04	$9.00	4,000	Employee
169	*	*	Mar-04	$9.00	3,000	Employee
170	*	*	Mar-04	$9.00	1,000	Employee
171	*	*	Mar-04	$9.00	2,000	Employee
172	*	*	Mar-04	$9.00	1,000	Employee
173	*	*	Mar-04	$9.00	2,000	Employee
174	*	*	Mar-04	$9.00	2,000	Employee
175	*	*	Mar-04	$9.00	40,000	Employee
176	*	*	Mar-04	$9.00	20,000	Employee
177	*	*	Mar-04	$9.00	6,000	Employee
178	*	*	Mar-04	$9.00	10,000	Employee
179	*	*	Mar-04	$9.00	3,000	Employee
180	*	*	Mar-04	$9.00	1,000	Employee
181	*	*	Mar-04	$12.00	250,000	Employee
182	*	*	Sep-04	$9.42	25,000	Employee
183	*	*	Sep-04	$9.42	50,000	Employee
Granted and Forfeited in Same Year
	First	Last	Grant Date	Exercise Price	No. Options	Relationship
1	*	*	Mar-04	$9.00	10,000	Employee
2	*	*	Mar-04	$9.00	5,000	Employee
3	*	*	Mar-04	$9.00	1,000	Employee
4	*	*	Mar-04	$9.00	1,000	Employee
5	*	*	Mar-04	$9.00	1,000	Employee
6	*	*	Mar-04	$9.00	2,000	Employee
7	*	*	Mar-04	$9.00	1,000	Employee
8	*	*	Mar-04	$9.00	3,000	Employee
9	*	*	Mar-04	$9.00	1,000	Employee
10	*	*	Mar-04	$9.00	1,000	Employee
11	*	*	Mar-04	$9.00	3,000	Employee
12	*	*	Mar-04	$9.00	2,000	Employee
13	*	*	Mar-04	$9.00	1,000	Employee
14	*	*	Mar-04	$9.00	2,000	Employee
15	*	*	Mar-04	$9.00	2,500	Employee
16	*	*	Mar-04	$9.00	70,000	Employee

2005.03.18.39